UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	Gerard S. DiFiore, Esq.
Room 808	Reed Smith LLP
ICBC Tower	599 Lexington Avenue, 22nd Floor
3 Garden Road, Central	New York, NY 10022
Hong Kong, China	USA
(852) 2509 3228	(212) 549-0396

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Industrial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names and Reporting Persons Peak Reinsurance Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IC

CUSIP No. 09777B107

1.	Names of Reporting Persons Fidelidade-Companhia de Seguros, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IC

CUSIP No. 09777B107

This Amendment No. 5 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by the Reporting Persons, as previously amended by Amendment No. 1 to the Original 13D filed on June 17, 2015 (the “Amendment No. 1”), Amendment No. 2 to the Original 13D filed on July 23, 2015 (the “Amendment No. 2”), Amendment No. 3 to the Original 13D filed on October 14, 2015 (the Amendment No. 3”) and Amendment No. 4 to the Original 13D filed on October 28, 2015 (the “Amendment No. 4”, collectively with the Original Schedule 13D, the Amendment No.1, the Amendment No.2 and the Amendment No. 3, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by Fosun International Limited (“Fosun”), a company organized under the laws of Hong Kong, Fosun Financial Holdings Limited, a company organized under the laws of Hong Kong (“Financial Holdings”), Fosun Industrial Holdings Limited, a company organized under the laws of Hong Kong (“Industrial Holdings”), Fidelidade-Companhia de Seguros, S.A., a company organized under the laws of Portugal (“Fidelidade”), Peak Reinsurance Company Limited, a company organized under the laws of Hong Kong (“Peak Reinsurance”) and Orrick Investments Limited, a company organized under the laws of the British Virgin Islands (“Orrick”, and together with Fosun, Financial Holdings, Industrial Holdings, Fidelidade and Peak Reinsurance, the “Reporting Persons”).

Fosun is principally engaged in integrated finance (insurance, investment, asset management and banking and other financial business) and industrial operations (health, happy lifestyle, steel, property development and sales and resources). Its principal business address is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Financial Holdings is principally engaged in investment holding. Its principal business address is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

Industrial Holdings is principally engaged in investment holding. Its principal business address is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Fidelidade is principally engaged in insurance and reinsurance both in life and non-life business. Its principal business address is Largo do Calhariz, 30, Lisbon, Portugal.

Peak Reinsurance is principally engaged in the reinsurance business. Its principal business address is Room 2107-11, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Orrick is principally engaged in investment holding. The address of the registered office of Orrick is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal employment and citizenship of each director and executive officer of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Exhibit 99.2 which is attached hereto and incorporated herein by reference. During the last five years, no Reporting Person, nor to each Reporting Person’s knowledge, (a) any executive officer or director of such Reporting Person; (b) any person controlling such Reporting Person; or (c) any executive officer or director of any person ultimately in control of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 09777B107

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 1, 2015, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A, each a party to the Consortium Agreement dated as of June 12, 2015 and reported in the Amendment No. 1, delivered a notice to notify the other parties to the Consortium Agreement that they will cease to participate in the Transaction effective upon their signing and delivering the notice, and the Consortium Agreement will forthwith terminate and have no effect with respect to each of them pursuant to the terms of the Consortium Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of December 3, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 3, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs since the last filed Amendment No.4 on October 28, 2015.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) On October 30, 2015, Financial Holdings ceased to be the beneficiary owner of more than five percent of the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person.

99.3

Information regarding transactions in ADSs and Ordinary Shares by each Reporting Person during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

CUSIP No. 09777B107

99.4

Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Fidelidade-Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014 (incorporated by reference to Exhibit 99.4 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.5

Loan Agreement by and among Mr. Dong Yu, Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.5 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.6

Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.6 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.7

Consortium Agreement, dated as of June 12, 2015, by and among Dong Yu, Skillgreat Limited, Fosun International Limited and its affiliates Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.7 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.8

Proposal Letter to the board of directors of Bona Film Group Limited, dated June 12, 2015, from Dong Yu, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.8 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.9

Deed of Release, dated as of July 21, 2015, by Fosun International Holdings Ltd. in favor of Skillgreat Limited. (incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on July 23, 2015 with the Securities and Exchange Commission).

99.10

Payoff Letter, dated July 16, 2015, by and between Fosun International Holdings Ltd. and Skillgreat Limited. (incorporated by reference to Exhibit 99.10 to Amendment No. 2 filed on July 23, 2015 with the Securities and Exchange Commission).

99.11

Securities Purchase Agreement, dated as of October 12, 2015, by and among Skillgreat Limited, Dong Yu, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. (incorporated by reference to Exhibit 99.11 to Amendment No. 3 filed on October 14, 2015 with the Securities and Exchange Commission).

CUSIP No. 09777B107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2015

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FOSUN INDUSTRIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FIDELIDADE-COMPANHIA DE SEGUROS, S.A.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director